Exhibit 99.3

POLYMET MINING CORP.
OMNIBUS SHARE
COMPENSATION PLAN

(as approved by the directors of the Company on the 25th day of May, 2007 and confirmed by the shareholders of the Company on the 27th day of June, 2007 and as amended, restated, and confirmed from time to time most recently by the directors on the 14th day of May, 2018 and subject to approval of the shareholders on the 27th day of June, 2018)

TABLE OF CONTENTS

1.	PURPOSE OF THE PLAN	1

2.	DEFINITIONS AND INTERPRETATION	1

3.	EFFECTIVE DATE OF THE PLAN	5

4.	ADMINISTRATION OF THE PLAN	5

5.	COMMON SHARES AVAILABLE AND ACCOUNTING	7

6.	GRANT OF AWARDS AND LIMITATIONS	7

7.	ELIGIBILITY	8

8.	OPTIONS	8

9.	RESTRICTED STOCK	10

10.	RESTRICTED STOCK UNITS	11

11	. DEFERRED STOCK UNITS	12

12.	PERFORMANCE STOCK UNITS	13

13.	OTHER STOCK-BASED AWARDS	14

14.	GENERAL TERMS OF AWARDS	15

15.	CHANGE IN STATUS	15

16.	NON-TRANSFERABILITY OF AWARDS	16

17.	REPRESENTATIONS AND COVENANTS	16

18.	U.S. QUALIFIED INCENTIVE STOCK OPTION PROVISIONS	17

19.	WITHHOLDING TAX	18

20.	CONDITIONS	19

21.	SUSPENSION, AMENDMENT OR TERMINATION OF PLAN	19

22.	ADJUSTMENTS	20

23.	GENERAL	23

1.0	PURPOSE OF THE PLAN

PolyMet Mining Corp. (the “Company”) established the Omnibus Share Compensation Plan (the “Plan”) to promote the interests and long-term success of the Company by (i) furnishing certain directors, officers, employees or consultants of the Company or its affiliates, or other persons with greater incentive to further develop and promote the business and financial success of the Company; (ii) furthering the identity of persons to whom awards may be granted with those of the shareholders of the Company; and (iii) assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

The Company believes that these purposes may best be achieved by granting awards and affording such persons the opportunity to acquire an interest in the Company.

2.0	DEFINITIONS AND INTERPRETATION

2.1      Definitions.  In this Plan, the terms below have the following meanings:

(a)
“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company.  The term “control” (including with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(b)	“Award” means any Option, Restricted Stock, Restricted Stock Unit, Deferred Stock Unit, Performance Stock Unit or Other Stock-Based Awards granted pursuant to the Plan.

(c)	“Award Agreement” means the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted pursuant to the Plan.

(d)	“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company.

(e)	“Board” or “Board of Directors” means the board of directors of the Company.

(f)
“Bonus Shares” means the Common Shares that remain issuable pursuant to the Company’s bonus share incentive plan adopted by the Board of Directors on November 5, 2003, and approved by disinterested shareholders for its directors and key employees and consultants.

(g)
“Business Day” means a day on which the Toronto Stock Exchange (for as long as the Common Shares are listed and traded on the Toronto Stock Exchange) is open and on which banks are open for business in Vancouver, British Columbia and Toronto, Ontario.

(h)
“Cause”, with respect to any Participant (i) has the meaning, if any, set forth in the employment or service agreement then in effect, if any, between such Participant and the Company or any Affiliate, or (ii) if there is no such meaning set forth in such employment or service agreement, or there is no such employment or service agreement then in effect, means a circumstance that would entitle the Company to terminate the employment or services of such Participant at law without notice or compensation as a result of such termination.

(i)	“Common Shares” means the common shares without par value of the Company represented by a certificate or certificates in physical or electronic form.

(j)	“Company” means PolyMet Mining Corp. and any successor company thereto.

(k)	“Compensation Committee” has the meaning ascribed thereto by Section 4.1.

(l)
“Consultant” means any individual, company or other Person, other than a director, officer or employee, engaged, to provide ongoing valuable services to the Company or any Affiliate on a full-time or part-time basis, or otherwise, for a period of at least twelve (12) months.

(m)
“Control Change” means in the case of a particular Award, unless the applicable Award Agreement (or any employment or service agreement between the Participant and the Company or an Affiliate) states otherwise, the first to occur of any of the following events: (i) the dissolution or liquidation of the Company; (ii) a reorganization, merger, amalgamation, arrangement, consolidation or business combination of the Company with one or more other Persons as a result of which the shareholders of the Company, as a group, as they were immediately prior to such event, will hold less than a majority of the Outstanding Common Shares of the surviving corporation; (iii) a sale of all or substantially all of the Company’s assets to a Person that was not an Affiliate immediately prior to such event; or (iv) a sale to one Person (or two or more Persons acting in concert), other than to the Company or an Affiliate immediately prior to such event, of equity securities of the Company resulting in such Person or Persons holding Common Shares representing at least fifty percent (50%) of the aggregate voting power of all outstanding equity securities of the Company.  For the purposes of subsection (iii), a sale of all or substantially all of the Company’s assets means a sale determined as a sale of all or substantially all of the Company’s assets by the Board, for the purpose and with specific reference to the Plan.  Notwithstanding any other provision of this section, a Control Change shall not be deemed to have occurred if such Control Change results solely from (a) the Company effecting a transaction solely to change the Company’s domicile, or (b) the issuance, in connection with a bona fide financing or series of financings by the Company or any of its Affiliates, of voting securities of the Company or any of its Affiliates or any securities convertible into or exchangeable for voting securities of the Company or any of its Affiliates.

(n)
“Date of Termination” means the date of termination of the Participant’s employment or service, by the Participant or the Company, whether by Retirement, Permanent Disability or death of the Participant, and in the case of a Participant who is a Consultant, the date the Participant’s contract as a Consultant is terminated before its normal termination date.

(o)	“Deferred Stock Unit” means any deferred stock unit granted under Section 11.

(p)	“Effective Date” has the meaning set out in Section 3.

(q)	“Eligible Person” means a director, officer, employee or Consultant of the Company or any Affiliate or a Person otherwise determined by the Compensation Committee to be an Eligible Person.

(r)
“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 22.1, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment.

(s)	“Expiry Date” means the date set by the Compensation Committee pursuant to Section 8.2, representing the last day in which an Option under this Plan may be exercised.

(t)
“Insider” means “reporting insider” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and includes any associate or affiliates as defined in Part I of the TSX Company Manual.

(u)	“Market Price” of Common Shares at any relevant date means the closing price of the Common Shares on the NYSE American on the previous day.

(v)	“NYSE American” means NYSE American LLC, a national securities exchange registered with the Securities Exchange and Commission.

(w)	“Option” or “Options” means any stock option granted under Section 8.

(x)	“Other Stock-Based Award” means any other stock-based award granted under Section 13.

(y)
“Outstanding Common Shares” at the time of any issuance of Common Shares or grant of Awards means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Awards in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject.

(z)	“Participant” means an Eligible Person to whom an Award has been granted under the Plan.

(aa)	“Performance Stock Units” means any right granted under Section 12.

(bb)
“Permanent Disability” means mental or physical impairment of the Participant which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the Participant to be unable to be engaged in any substantial gainful activity and shall be deemed to have occurred on the first day after the Company and two independent physicians have furnished their opinion of permanent disability to the Compensation Committee.

(cc)	“Permitted Assign” means:

(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, a Participant;

(ii)	a holding entity of a Participant;

(iii)	a Registered Retirement Savings Plan (“RRSP”) or Registered Retirement Income Fund (“RRIF”) of a Participant;

(iv)	a spouse of a Participant;

(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of, the spouse of a Participant;

(vi)	a holding entity of the spouse of a Participant; or

(vii)	a RRSP or RRIF of the spouse of a Participant.

(dd)
“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity.

(ee)	“Plan” means this PolyMet Mining Corp. Omnibus Share Compensation Plan (formerly known as the PolyMet Mining Corp. 2007 Omnibus Share Compensation Plan), including any amendments hereto.

(ff)	“Restricted Stock” means any Common Share granted under Section 9.

(gg)	“Restricted Stock Unit” means any unit granted under Section 10.

(hh)	“Retirement” means a termination due to age and approved by the Compensation Committee.

(ii)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time.

(jj)	“Stock Exchanges” means the Toronto Stock Exchange or NYSE American, or such other stock exchanges or other organized markets on which the Common Shares are listed or posted for trading.

(kk)	“Take-over bid” has the same meaning as stated in the Securities Act.

(ll)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

(mm)
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and any successor thereto.  Reference in the Plan to any section of the U.S. Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or other interpretative guidance.

(nn)
“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time and any successor thereto.  Reference to any section of the U.S. Internal Revenue Code shall be deemed to include any regulations or other interpretative guidance under such section and any amendments or successors thereto.

(oo)	“U.S. Nonqualified Stock Option” means an Option to purchase Common Shares other than a U.S. Qualified Incentive Stock Option.

(pp)	“U.S. Participant” means a Participant who is a citizen or resident of the United States or whose compensation under the Plan is subject to income taxation under the U.S. Internal Revenue Code.

(qq)
“U.S. Qualified Incentive Stock Option” means an Option to purchase Common Shares with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the U.S. Internal Revenue Code.

2.2      Interpretation. In this Plan, except as otherwise expressly provided:

(a)	“this Plan” means this agreement as amended from time to time;

(b)	any reference in this Plan to a designated “Section” or other subdivision is a reference to the designated Section or other subdivision to this Plan;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Section or other subdivision to this Plan;

(d)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(e)
words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(f)	unless otherwise provided, all amounts are stated and are to be paid in U.S. dollars; a reference to CDN$ is to an amount stated in and to be paid in Canadian dollars;

(g)	references to days or dates are based on calendar days or dates unless a reference to Business Day is used; and

(h)	where the time for doing an act falls or expires on a day, which is not a Business Day, the time for doing such act is extended to the next Business Day.

3.0        EFFECTIVE DATE OF PLAN

The Plan shall be effective as of the date the Plan is approved by shareholders of the Company (the “Effective Date”).  In accordance with the requirements of the Toronto Stock Exchange, any unallocated Awards under the rolling 10% maximum allowed under Section 5.1 will require the further approval of the Board of Directors and shareholders of the Company at least once during each three year period that has elapsed from the Effective Date.

4.0	ADMINISTRATION OF PLAN

4.1        Delegation to Compensation Committee.

(a)
The Board of Directors may at any time appoint a committee of the Board of Directors (the “Compensation Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board of Directors may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, this Plan will be administered by the Board of Directors, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board of Directors).  The Board of Directors will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

(b)
Notwithstanding anything herein to the contrary, and insofar as the Board of Directors determines that it is necessary in order for compensation recognized by Participants pursuant to the Plan to be fully deductible to the Company for income tax purposes, each member of the Compensation Committee also shall be an “outside director” (as defined in regulations or other guidance issued by the U.S. Internal Revenue Service under Section 162(m) of the U.S. Internal Revenue Code).

4.2        Powers of Compensation Committee. The Compensation Committee is authorized, subject to the provisions of this Plan; to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Compensation Committee are necessary or desirable for the proper administration of this Plan.  For greater certainty, without limiting the generality of the foregoing, the Compensation Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject:

(a)
to delegate such duties and powers as the Compensation Committee may see fit with respect to this Plan (including, for greater certainty, the powers set out in Sections 4.2(c) through (q) below, pursuant to guidelines approved by the Compensation Committee, and in such event and in respect of those powers so delegated, references herein to the Compensation Committee shall be construed to be a reference to those Persons to whom such powers have been so delegated);

(b)
to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Compensation Committee will be final, binding and conclusive for all purposes;

(c)	to determine Persons who are Eligible Persons;

(d)	to grant Awards to Eligible Persons;

(e)	to determine the type or types of Awards to be granted to each Eligible Person;

(f)	to determine the time or times when Awards will be granted;

(g)	to determine the number of Common Shares covered by each Award (or the then method by which payments, related instruments or other rights under an Award are to be determined);

(h)
to determine whether and to what extent and under what circumstances Awards may be exercised or settled, as applicable, for cash, Common Shares, other securities, or other Awards, or cancelled, forfeited or suspended;

(i)	to enter into an Award Agreement evidencing each Award which will incorporate such terms as the Compensation Committee in its discretion deems consistent with this Plan;

(j)	to prescribe the form of the instruments relating to the grant, exercise and other terms and conditions of an Award;

(k)	to determine the Exercise Price for each Option, subject to Section 8.1;

(l)
to determine the time or times when Awards will vest and be exercisable or settled, as applicable, and to determine when it is appropriate to accelerate the vesting and/or exercise conditions of Awards;

(m)
to determine if the Common Shares that are subject to an Award will be subject to any restrictions or repurchase rights upon the exercise of such Award including, where applicable, the endorsement of a legend on any certificate representing Common Shares acquired on the exercise of any Award to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, the United States or any other country and if any rights or restrictions exist they will be described in the applicable Award Agreement;

(n)	to determine the Expiry Date for each Option;

(o)
to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the Stock Exchanges and all applicable laws;

(p)
to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada, the United States and other countries in which the Company or any Affiliate may operate to ensure the viability and maximization of the benefits from the Awards granted to Participants residing in such countries and to meet the objectives of this Plan; and

(q)	to do all such other matters as provided for herein.

Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award shall be within the sole discretion of the Compensation Committee, subject to the policies and guidelines provided by the Board, and may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of, or any claimant with respect to any Award.  Benefits under the Plan will be recognized only if the Compensation Committee decides in its discretion that the Eligible Person or any holder or beneficiary of, or any claimant with respect to any Award, is entitled to them.

4.3        Compensation Committee Governance if U.S. Registrant. If and so long as the Common Shares are registered under Section 12(b) or 12(g) of the U.S. Exchange Act, the Board of Directors will consider in selecting the members of the Compensation Committee, with respect to any Persons subject or likely to become subject to Section 16 of the U.S. Exchange Act, the provisions regarding “non-employee directors” as contemplated by Rule 16b‑3 under the U.S. Exchange Act.

5.0	COMMON SHARES AVAILABLE AND ACCOUNTING

5.1        Common Shares Available.  Subject to adjustment as provided in Section 22, the aggregate number of Common Shares that may be issuable pursuant to the Plan shall be 10% of the number of issued and outstanding Common Shares at such time, of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares.

Notwithstanding the foregoing, or any other provisions of this Plan to the contrary, the aggregate number of Common Shares available for U.S. Qualified Incentive Stock Options, U.S. Nonqualified Stock Options, and Other U.S. Awards shall in no event exceed 100,000,000 Common Shares, subject to adjustment pursuant to Section 22.

5.2        Accounting for Awards.  For purposes of Section 5.1 and subject to Section 5.3, if an Award entitles the holder thereof to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan.

5.3        Other Accounting for Awards.  Any Common Shares related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under the Plan.  Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

5.4        Reservation of Shares.  The Board of Directors will reserve for allotment from time to time out of the authorized but unissued Common Shares, sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards or Bonus Shares.

5.5        No Fractional Shares.  No fractional Common Shares may be purchased or issued under this Plan.

6.0	GRANT OF AWARDS AND LIMITATIONS

6.1        Granting.  Subject to the rules set out below, the Compensation Committee (or in the case of any proposed Participant who is a member of the Compensation Committee, the Board of Directors) may from time to time grant to any Eligible Person one or more Awards as the Compensation Committee deems appropriate. A Participant, who holds any Award at the time of granting an Award, may hold more than one type of Award.

6.2        Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Award or, other than in the case of Awards of Options, of such other future date as may be specified by the Compensation Committee at the time of such authorization and sets forth the relevant terms of the Award.

6.3        Award Agreements.  Each Award will be evidenced by an Award Agreement which incorporates such terms and conditions as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Company of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan).  Each Award Agreement will be executed by the Participant to whom the Award is granted and on behalf of the Company by any designated signing officer of the Company.

6.4        Number of Common Shares/Maximum Grant.  The number of Common Shares that may be purchased under any Award or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares will be determined and fixed by the Compensation Committee at the date of grant, provided that:

(a)	the number of Common Shares reserved for issuance within any one year period to any one Participant pursuant to this Plan shall not exceed 5% of the total number of Outstanding Common Shares;

(b)
the number of Common Shares reserved for issuance within any one year period to any one Participant that is an independent director of the Company pursuant to this Plan, shall not, exceed 1% of the total number of Outstanding Common Shares;

(c)
the number of Common Shares reserved for issuance within any one year period to all Participants that are Insiders pursuant to this Plan, shall not, exceed 10% of the total number of Outstanding Common Shares;

(d)
notwithstanding anything contained herein to the contrary but subject to this Section, the aggregate number of Common Shares to which Awards may be granted during any calendar year to any one Participant shall not exceed 1% of the total number of Outstanding Common Shares; and

(e)
notwithstanding anything contained herein to the contrary but subject to this Section, the aggregate number of Options which may be granted during any calendar year to any one Participant shall not exceed 3,000,000 Common Shares upon exercise of such Options.

7.0	ELIGIBILITY

Any Eligible Person shall be eligible to be designated a Participant.  In determining which Eligible Person shall receive an Award and the terms of any Award, the Compensation Committee may take into account the nature of the services rendered by the respective Eligible Person, their present and potential contributions to the success of the Company, or such other factors as the Compensation Committee, in its discretion, shall deem relevant.  Notwithstanding the foregoing, a U.S. Qualified Incentive Stock Option may only be granted to employees (which term as used herein includes, officers and directors who are also employees), and a U.S. Qualified Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the U.S. Internal Revenue Code (including any Affiliate and “subsidiary corporation that becomes such after the Effective Date”).

8.0	OPTIONS

The Compensation Committee is hereby authorized to grant Options to an Eligible Person with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Compensation Committee shall determine.

8.1        Exercise Price. The Exercise Price per Common Share of each Option shall be not less than the Market Price of the Common Shares at the time of grant, expressed in terms of money.

8.2        Term of Options.  Subject to Section 8.3, each Option will expire (the “Expiry Date”) on the earlier of:

(a)
the date determined by the Compensation Committee and specified in the Award Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges;

(b)
if a Participant resigns from his or her employment (other than in the circumstances described in (c), or a Participant’s contract as a Consultant terminates at its normal termination date, then only the portion of the Option that is exercisable at the date of resignation or termination may be exercised by the Participant and any such exercise must be during the period ending on the earlier of (i) 30 days after the date of resignation or termination and (ii) the Expiry Date, after which period the Option will expire;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, the Option shall vest immediately and will continue to be exercisable by the Participant after the Date of Termination and any exercise of the Option must be during the period ending on the earlier of (i) 180 days after the Date of Termination and (ii) the Expiry Date, after which period the Option will expire;

(d)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, the Option will expire on the tenth (10th) day following the Date of Termination;

(e)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, the Option will continue to vest in accordance with the original vesting terms and be exercisable pursuant to Section 8.2(a) and will expire on the Expiry Date;

(f)
if a Participant’s employment ceases due to Retirement, the Option will continue to vest in accordance with the original vesting terms, to be exercisable pursuant to Section 8.2(a) and will expire on the Expiry Date; and

(g)
if a Participant dies, the Option shall vest immediately and will continue to be exercisable after the death of the Participant during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date, after which period the Option will expire.  Any exercise of the Option must be carried out by a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Option by bequest or inheritance;

provided, however, that the foregoing clauses (a) - (g) above are subject to the right of:

(i)
the Compensation Committee to set, at the time the Award is granted, shorter or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant or group of Participants; and

(ii)
the Board to set, after the time the Award is granted, shorter (with the consent of the Participant) or longer periods for exercise (not later than the Expiry Date) with respect to a particular Participant or group of Participants.

8.3        Blackout Extension. Where the Expiry Date for an Option occurs during or within 9 business days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is 10 business days following the end of such Blackout Period.

8.4        Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Compensation Committee may impose such limitations or conditions on the exercise or vesting of any Option as the Compensation Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period and which number of Common Shares for which such Option may be exercised in any period will be specified in the Award Agreement with respect to such Option.

8.5        Exercise of Options.  Each Award Agreement will provide that the Option granted thereunder may be exercised only by notice (“Notice of Exercise”) delivered to the Company in the form attached to the Award Agreement, or alternative form acceptable to the Company, and signed by the Participant, or the legal representative or committee or attorney, as the case may be, of the Participant (the “Legal Representative”), and accompanied by full payment for the Common Shares being purchased.  Such consideration may be paid in any combination of the following:

(a)        bank draft, certified cheque or wire transfer; or

(b)	such other consideration as the Compensation Committee may permit consistent with applicable laws.

As soon as practicable after any exercise of an Option, a certificate in physical or electronic form representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Participant or the Legal Representative of the Participant.

8.6        Cashless Exercise.  With the approval of the Compensation Committee, a Participant may elect “cashless” exercise in a Notice of Exercise if the Common Shares issuable on exercise of an Option are to be immediately sold. In such case the Participant will not be required to deliver to the Corporation the bank draft, certified cheque or wire transfer referred to in Section 8.6(a). Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant;

(a)
the Participant will instruct a broker selected by the Participant to sell through a Stock Exchange the Common Shares issuable on exercise of an Option as soon as possible and at the applicable bid price for the Common Shares;

(b)
on the settlement date for the trade, the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on exercise of the Option, against payment by the broker to the Company or the Exercise Price for such Common Shares; and

(c)	the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

8.7        Alternative Exercise. With the approval of the Compensation Committee, a Participant may, rather than exercise an Option which the Participant is entitled to exercise under the Plan, elect to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive the number of Common Shares, disregarding fractions, which, when multiplied by the Market Price of the Common Shares to which the surrendered Option relate, have a value equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any required withholding taxes.  A Participant may also elect, subject to the approval of the Compensation Committee, to surrender the Option in whole or in part and, in lieu of receiving the Common Shares to which the surrendered Option relate, receive cash equal to the product of the number of Common Shares to which the surrendered Option relate multiplied by the difference between the Market Price and the Exercise Price of the Common Shares to which the surrendered Option relate, less any required withholding taxes.  For the purpose of determining the aggregate number of Common Shares that may be subject to Awards granted pursuant to the Plan, the number of Common Shares in respect of Options that are surrendered shall be considered as if such Options had been exercised, and such Options may not be reissued.

9.0	RESTRICTED STOCK

The Compensation Committee is hereby authorized to grant Restricted Stock to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share upon satisfaction of vesting conditions.

9.1        Restrictions.  Common Shares of Restricted Stock shall be subject to such restrictions as the Compensation Committee may impose (including a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee may deem appropriate and which shall be set out in an Award Agreement containing such terms and conditions.

9.2        Stock Certificates.  Any Restricted Stock granted under the Plan shall be evidenced by the issuance of a share certificate, which shall be held by the Company.  Such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the applicable Award Agreement and possible forfeiture of such shares of Restricted Stock.  Upon the issuance of the share certificate or share certificates for the Restricted Stock, the holder thereof shall have all rights of a shareholder of record with respect to such Common Shares, including the right to vote.  The Common Shares of Restricted Stock shall vest when all vesting restrictions and vesting contingencies lapse, including the lapse of any rights of forfeiture.  Until such time, the Compensation Committee may require that such Common Shares be held by the Company together with a stock power duly endorsed in blank by the holder.

9.3        Term of Award.  Except as otherwise determined by the Compensation Committee, and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment or consulting contract (as determined under criteria established by the Compensation Committee) during the applicable restriction period, the following shall apply:

(a)	if a Participant resigns from his or her employment or a Participant’s contract as a Consultant terminates at its normal termination date, all unvested Restricted Stock will be forfeited;

(b)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, Restricted Stock shall vest immediately and share certificates will be released within 30 days after the date of termination;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, all Restricted Stock will be forfeited;

(d)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, the Restricted Stock will continue to vest in accordance with the original vesting terms;

(e)	if a Participant’s employment ceases due to Retirement, the Restricted Stock will continue to vest in accordance with the original vesting terms; and

(f)
if a Participant dies, the Restricted Stock shall vest immediately and share certificates will be released within 12 months after the death of the Participant to a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Restricted Stock by bequest or inheritance;

provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock.

10.0	RESTRICTED STOCK UNITS

The Compensation Committee is hereby authorized to grant Restricted Stock Units to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or cash payment equal to the Market Price of a Common Share) upon satisfaction of vesting conditions.

10.1        Restrictions.  A Restricted Stock Unit will be subject to an Award Agreement containing such terms and conditions, not inconsistent with the provisions of the Plan, as the Compensation Committee shall determine.  Restricted Stock Units shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its discretion, so elects.

10.2          Term of Award.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, the following shall apply:

(a)	if a Participant resigns from his or her employment or a Participant’s contract as a Consultant terminates at its normal termination date, all Restricted Stock Units will be forfeited;

(b)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, Restricted Stock Units shall vest immediately and be settled within 30 days after the date of termination;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, all Restricted Stock Units will be forfeited;

(d)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, the Restricted Stock Units will continue to vest in accordance with the original vesting terms;

(e)	if a Participant’s employment ceases due to Retirement, the Restricted Stock Units will continue to vest in accordance with the original vesting terms; and

(f)
if a Participant dies, the Restricted Stock Units shall vest immediately and will be settled within 12 months after the death of the Participant to a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Restricted Stock Units by bequest or inheritance;

provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

11.0	DEFERRED STOCK UNITS

The Compensation Committee is hereby authorized to grant Deferred Stock Units (essentially Restricted Stock Units with deferred delivery) to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or cash payment equal to the Market Price of a Common Share) upon satisfaction of vesting conditions and retirement, termination, or death.

11.1          Restrictions.  A Deferred Stock Unit will be subject to an Award Agreement containing such terms and conditions, not inconsistent with the provisions of the Plan, as the Compensation Committee shall determine.  Deferred Stock Units shall be settled in Common Shares, unless the Company offers the Participant the right to receive cash in lieu of Common Shares and the Participant, in its discretion, so elects.

11.2          Term of Award.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, the following shall apply:

(a)	if a Participant resigns from his or her employment or a Participant’s contract as a Consultant terminates at its normal termination date, all unvested Deferred Stock Units will be forfeited;

(b)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, or a Participant who is a director is either not re-elected by shareholders at the annual general meeting of the Company or is asked to step down, all unvested Deferred Stock Units shall vest immediately and be settled within 30 days after the date of termination;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, all unvested Deferred Stock Units will be forfeited;

(d)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, all unvested Deferred Stock Units will continue to vest in accordance with the original vesting terms;

(e)	if a Participant’s employment ceases due to Retirement, all unvested Deferred Stock Units shall vest immediately and be issued within 30 days after the date of termination; and

(f)
if a Participant dies, all unvested Deferred Stock Units shall vest immediately and will be settled within 12 months after the death of the Participant to a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Deferred Stock Units by bequest or inheritance;

provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Deferred Stock Units.

12.0	PERFORMANCE STOCK UNITS

The Compensation Committee is hereby authorized to grant Performance Stock Units to an Eligible Person evidencing the right for such Eligible Person to receive a Common Share (or other form of settlement) upon satisfaction of vesting conditions.

12.1          Restrictions.  A Performance Stock Unit granted under the Plan (i) may be denominated or payable in cash, Common Shares, other securities, or other Awards, and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee shall establish.  Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Stock Unit granted, the amount of any payment or transfer to be made pursuant to any Performance Stock Unit and any other terms and conditions of the Performance Stock Unit shall be determined by the Compensation Committee.

12.2          Term of Award.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, the following shall apply:

(a)	if a Participant resigns from his or her employment or a Participant’s contract as a Consultant terminates at its normal termination date, all unvested Performance Stock Units will be forfeited;

(b)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, Performance Stock Units shall vest immediately and be settled within 30 days after the date of termination;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, all Performance Stock Units will be forfeited;

(d)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, the Performance Stock Units will continue to vest in accordance with the original vesting terms;

(e)	if a Participant’s employment ceases due to Retirement, the Performance Stock Units will continue to vest in accordance with the original vesting terms; and

(f)
if a Participant dies, the Performance Stock Units shall vest immediately and will be settled within 12 months after the death of the Participant to a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Performance Stock Units by bequest or inheritance;

provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Performance Stock Units.

13.0	OTHER STOCK-BASED AWARDS

13.1        Grant of Stock-Based Awards.  The Compensation Committee is hereby authorized to grant to an Eligible Person, pursuant to the powers delegated by the Compensation Committee Charter, subject to the terms of the Plan, such Other Stock-Based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares including securities convertible into Common Shares.

13.2        Term of Award.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, the following shall apply:

(a)	if a Participant resigns from his or her employment or a Participant’s contract as a Consultant terminates at its normal termination date, all unvested Other Stock-Based Awards will be forfeited;

(b)
if a Participant’s employment is terminated by the Company or an Affiliate without Cause, including a constructive dismissal, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date without Cause, Other Stock-Based Awards shall vest immediately and be settled within 30 days after the date of termination;

(c)
if a Participant’s employment is terminated by the Company or an Affiliate for Cause, or a Participant’s contract as a Consultant is terminated by the Company or an Affiliate before its normal termination date for Cause, including where a Participant resigns from his or her employment or terminates his or her contract as a Consultant after being requested to do so by the Company or an Affiliate as an alternative to being terminated for Cause, all Other Stock-Based Awards will be forfeited;

(d)
if a Participant’s employment ceases due to Permanent Disability, or a Participant’s contract as a Consultant is frustrated before its normal termination date due to Permanent Disability, for so long as the Participant remains permanently disabled, the Other Stock-Based Awards will continue to vest in accordance with the original vesting terms;

(e)	if a Participant’s employment ceases due to Retirement, the Other Stock-Based Awards will continue to vest in accordance with the original vesting terms; and

(f)
if a Participant dies, the Performance Stock Units shall vest immediately and will be settled within 12 months after the death of the Participant to a legal representative of the Participant’s estate or by a Person who acquires the Participant’s rights under the Other Stock-Based Award by bequest or inheritance;

provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Other Stock-Based Award.

14.0	GENERAL TERMS OF AWARDS

14.1        Consideration for Awards.  Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Compensation Committee, subject to applicable law.

14.2        Awards May Be Granted Separately or Together. Awards may, in the discretion of the Compensation Committee, be granted either alone, in addition to, or in tandem with any other Award or any award granted under any plan of the Company or any Affiliate.  Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

14.3        Forms of Payment under Awards.  Subject to the terms of the Plan, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Compensation Committee shall determine (including cash, Common Shares, promissory notes provided, however, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002 (if applicable), other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Compensation Committee.  Such rules and procedures may include provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments.

14.4        Restrictions, Securities Exchange Listing. All Common Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable under the Plan, applicable United States federal or state, Canadian provincial or foreign securities laws and regulatory requirements, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions.  If the Common Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such securities exchange.

15.0        CHANGE IN STATUS

A change in the status, office, position or duties of a Participant from the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

16.0	NON-TRANSFERABILITY OF AWARDS

Each Award Agreement will provide that the Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign.  The Award Agreement will also provide that the Award granted thereunder may only be exercised by the Participant or a Permitted Assign or in the event of:

(a)	the death of the Participant or a Permitted Assign; or

(b)
the appointment of a committee or duly appointed attorney of the Participant or a Permitted Assign on the grounds that the Participant or a Permitted Assign is incapable, by reason of physical or mental infirmity, of managing their affairs;

may be exercised by the Participant’s or a Permitted Assign’s Legal Representative.

17.0	REPRESENTATIONS AND COVENANTS

17.1        Representations and Covenants. Each Award Agreement will be deemed to contain representations and covenants of the Participant that:

(a)	the Participant is a director, officer, employee, or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with the Company or its Affiliates;

(c)
the Participant is aware that the grant of the Award and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Award or the Common Shares to be distributed thereunder under any applicable securities laws;

(d)
upon each exercise of an Option, the Participant, or the Legal Representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the Person is, or the Participant was, a director, officer, employee or Consultant of the Company or its Affiliates or a Person otherwise determined as an Eligible Person under this Plan by the Compensation Committee and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Company or its Affiliates, with the exception of the executive shareholding requirements, and that such Person is not aware of any commission or other remuneration having been paid or given to others in respect of the granting of the Award; and

(e)
if the Participant or the Legal Representative of the Participant exercises an Option or an Award held by such person vests and is eligible to be settled, the Participant or the Legal Representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares purchased pursuant to the exercise of an Option or issued upon settlement of any other Award, as applicable, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

17.2            Provisions Relating to Common Share Issuances under an Option. Each Award Agreement in respect of an Option will contain such provisions as in the opinion of the Compensation Committee are required to ensure that no Common Shares are issued pursuant to an Option unless the Compensation Committee is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Stock Exchanges. In particular, if required by any regulatory authority to which the Company is subject, including the Stock Exchanges, an Award Agreement in respect of an Option may provide that shareholder approval must be obtained prior to issuance of Common Shares pursuant to an Option or to the amendment of an Option.

18.0	U.S. QUALIFIED INCENTIVE STOCK OPTION PROVISIONS

To the extent required by Section 422 of the U.S. Internal Revenue Code, U.S. Qualified Incentive Stock Options shall be subject to the following additional terms and conditions and if there is any conflict between the terms of this Section and other provisions under this Plan, the provisions under this Section shall prevail:

18.1          Eligible Employees. All classes of employees of the Company or one of its parent companies or subsidiary companies may be granted U.S. Qualified Incentive Stock Options.  U.S. Qualified Incentive Stock Options shall only be granted to U.S. Participants who are, at the time of grant, officers, key employees or directors of the Company or one of its parent companies or subsidiary companies (provided, for purposes of this Section 18 only, such directors are then also employees of the Company or one of its parent companies or subsidiary companies). For purposes of this Section 18 only, “parent company” and “subsidiary company” shall have the meanings attributed to those terms for the purposes of Section 422 of the U.S. Internal Revenue Code.  Any director of the Company who is a U.S. Participants shall be ineligible to vote upon the granting of such Option; and for greater certainty, Consultants of the Company or one of its parents or subsidiary companies may not be granted U.S. Qualified Incentive Stock Options.

18.2        Dollar Limitation. To the extent the aggregate fair market value (determined as of the grant date) of Common Shares with respect to which U.S. Qualified Incentive Stock Options are exercisable for the first time by a U.S. Participant during any calendar year (under this Plan and all other stock option plans of the Company and any parent or subsidiary companies) exceeds U.S. $100,000, such portion in excess of U.S. $100,000 shall be treated as a U.S. Nonqualified Stock Option.  In the event the U.S. Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

18.3          Term of U.S. Qualified Incentive Stock Options; No Issuance of U.S. Qualified Incentive Stock Options More than 10 Years after Plan Adopted.  A U.S. Qualified Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date on which the U.S. Qualified Incentive Stock Option was granted.  No U.S. Qualified Incentive Stock Option may be granted more than 10 years after the earlier of (a) the date on which this Plan is adopted or approved by the Board of Directors; or (b) the date on which this Plan is approved by the shareholders of the Company.

18.4        10% Shareholders. If any U.S. Participant to whom a U.S. Qualified Incentive Stock Option is to be granted under this Plan at the time of the grant of such U.S. Qualified Incentive Stock Option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company and any parent or subsidiary companies, then the following special provisions shall be applicable to the U.S. Qualified Incentive Stock Option granted to such individual:

(a)
the Exercise Price (per Common Share) subject to such U.S. Qualified Incentive Stock Option shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(b)	for the purposes of this Section 18 only, the option exercise period shall not exceed five (5) years from the date of grant.

The determination of ten percent (10%) ownership shall be made in accordance with Section 422 of the U.S. Internal Revenue Code.

18.5        Exercisability. To qualify for U.S. Qualified Incentive Stock Option tax treatment, an Option designated as a U.S. Qualified Incentive Stock Option must be exercised within three months after termination of employment for reasons other than death or total disability, except that, in the case of termination of employment due to death or total disability, such Option within one year after such termination. Employment shall not be deemed to continue beyond the first three months of a leave of absence unless the U.S. Participant’s reemployment rights are guaranteed by statute or contract. For purposes of this Section, “total disability” shall mean a mental or physical impairment of the U.S. Participant which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the U.S. Participant to be unable, to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and two independent physicians have furnished their opinion of total disability to the Compensation Committee.

18.6        Taxation of U.S. Qualified Incentive Stock Options. In order to obtain certain tax benefits afforded to U.S. Qualified Incentive Stock Options under Section 422 of the U.S. Internal Revenue Code, the U.S. Participant must hold the Common Shares issued upon the exercise of a U.S. Qualified Incentive Stock Option for two years after the date of grant of the U.S. Qualified Incentive Stock Option and one year from the date of exercise. A U.S. Participant may be subject to U.S. alternative minimum tax at the time of exercise of a U.S. Qualified Incentive Stock Option. The Compensation Committee may require a U.S. Participant to give the Company prompt notice of any disposition of shares acquired by the exercise of a U.S. Qualified Incentive Stock Option prior to the expiration of such holding periods.

18.7        Non-Transferability of U.S. Qualified Incentive Stock Options. No U.S. Qualified Incentive Stock Option granted under this Plan may be assigned or transferred by the U.S. Participant other than by will or by the laws of descent and distribution, and during the U.S. Participant’s lifetime, such U.S. Qualified Incentive Stock Option may be exercised only by the U.S. Participant.

18.8          Exercise Price.  Notwithstanding Section 8.1, no U.S. Qualified Incentive Stock Option granted under the Plan shall have an Exercise Price less than the fair market value of the underlying Common Shares at the date of grant of such Option, as determined at such time in good faith by the Board or the Compensation Committee, as the case may be. For purposes of this section, unless otherwise determined by the Board, fair market value shall mean the closing price of one Common Share as reported on the NYSE American, or such other market on which the Common Shares are listed or posted for trading, on the date of grant of such Option.

18.9          Approval by Shareholders.  No U.S. Qualified Incentive Stock Option granted to a U.S. Participant under this Plan shall become exercisable unless and until this Plan has been approved by the shareholders of the Company within 12 months of adoption by the Board of Directors of the Company.

19.0	WITHHOLDING TAX

The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting, exercise or settlement of any Award and payment is to be made in a manner satisfactory to the Company.  Notwithstanding the foregoing, the Company will have the right to withhold from any Award or any Common Shares issuable pursuant to an Award or from any cash amounts otherwise due or to become due from the Company to the Participant, an amount equal to any such taxes.

20.0        CONDITIONS

Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to an Award or the granting of any Award will be subject to, if applicable:

(a)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determine to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(c)	change or modify any Award to U.S. Participants that would result in a violation of Section 409A of the U.S. Internal Revenue Code.

21.0	SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

21.1        Suspension, Amendment or Termination of Plan. The Compensation Committee will have the right at any time to suspend or terminate this Plan and, subject to Section 21.2:

(a)	with the prior approval of shareholders of the Company by ordinary resolution make any amendment to any Award Agreement or the Plan, including any amendment that would:

(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Plan as set out in Section 5.1;

(ii)	reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option;

(iii)	extend the term of an Option beyond its original expiry time;

(iv)	increase the limit on participation by independent directors;

(v)	permit an Award to be transferable or assignable to any Person other than in accordance with Section 16 or Section 22; or

(vi)	amend any amendment provision of the Plan.

(b)	without the prior approval of shareholders of the Company make the following amendments to any Award Agreement or the Plan:

(i)	amendments of a clerical nature, including the correction of grammatical or typographical errors or clarification of terms;

(ii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges;

(iii)	amendments to any vesting provisions of any Award (other than to Insiders);

(iv)	amendments to the expiration date of an Option (other than to Insiders) that does not extend the term of an Option past the original date of expiration for such Option; or

(v)
amendments to implement or modify a cashless exercise feature for Awards, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Award Agreement.

21.2        Limitations.  In exercising its rights pursuant to Section 21.1, the Compensation Committee will not have the right to:

(a)
affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (i) with the consent of such Participant; (ii) as permitted pursuant to Section 21; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including the Stock Exchanges); or

(b)
change or adjust any outstanding U.S. Qualified Incentive Stock Option without the consent of the Participant if such change or adjustment would constitute a “modification” that would cause such U.S. Qualified Incentive Stock Option to fail to continue to qualify as a U.S. Qualified Incentive Stock Option.

21.3        Powers of Compensation Committee Survive Termination.  The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Awards have been exercised in full, settled in full, or have otherwise expired.

22.0	ADJUSTMENTS

22.1        Adjustments.  Adjustments will be made to (i) the Exercise Price of an Option, (ii) the number of Common Shares delivered to a Participant upon exercise of an Option or settlement of an Award other than an Option, as applicable, and/or (iii) the maximum number of Common Shares that, pursuant to Section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)
upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price of an Option will be adjusted accordingly and the Company will deliver upon exercise of an Option or settlement of an Award other than an Option, as applicable, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)
upon (i) a capital reorganization, reclassification or change of the Common Shares, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Company with another Person or Company or (iii) a sale, lease or exchange of all or substantially all of the property of the Company, the Exercise Price of an Option will be adjusted accordingly and the Company will deliver upon exercise of an Option or settlement of an Award other than an Option, as applicable, in lieu of the Common Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as results from such event;

(c)
upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Company) other than Common Shares, (ii) rights, options, or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price of an Option will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option or settlement of an Award other than an Option, as applicable;

(d)
upon the occurrence of an event described in (a) or (b) above, the maximum number of Common Shares that, pursuant to Section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be adjusted in a manner consistent with other holders of rights, options, or warrants;

(e)
adjustments to the Exercise Price of an Option will be rounded up to four decimal places and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option or settlement of an Award other than an Option and the maximum number of Common Shares that, pursuant to Section 5.1, may at any time be reserved for issuance pursuant to Awards granted under the Plan will be rounded down to the nearest whole Common Share; and

(f)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

22.2        Control Change – Actions by Compensation Committee.  Subject to the approval of the Toronto Stock Exchange and any other applicable regulatory authority, in the event of a Control Change or a transaction or a proposed transaction which, in the opinion of the Compensation Committee could, if completed, result in a Control Change:

(a)
the Compensation Committee shall, in a manner determined by them to be appropriate and equitable, determine any adjustment to the number and type of Common Shares (or other securities or other property) that shall be made the subject of Awards to be granted at some future date;

(b)
the Compensation Committee shall, in a manner determined by them to be appropriate and equitable and upon terms no less favourable to the Participant, determine the number, type, purchase price or exercise price, as applicable, with respect to any Award outstanding; provided, however, that the number of Common Shares covered by any Award or to which such Award relates shall always be a whole number;

(c)
the Compensation Committee shall, in a manner determined by them to be appropriate and equitable and upon terms no less favourable to the Participant, determine the manner in which all Awards granted under this Plan will be treated; provided, however, that all Awards outstanding with restriction (excluding, for the avoidance of doubt, Awards with performance-based restrictions) may be exercised by the Participant (in the case of an Option) or vest and be settled by the Company in accordance with the terms of this Plan, (in the case of an Award other than an Option) without regard to any vesting conditions upon a Control Change;

(d)
the Compensation Committee or any Person which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the Control Change becoming effective may offer any Participant the opportunity to obtain a new or replacement Award over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option, the Exercise Price, or Award type, and with terms no less favourable to the Participant; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Award and such Award shall be deemed to have lapsed and be cancelled; and

(e)
the Compensation Committee may substitute or exchange any Award into any other security or cash with terms no less favourable to the Participant upon giving to the Participant to whom such Award has been granted at least 30 days written notice of its intention to substitute or exchange such Award, and during such period of notice, the Award, to the extent it has not been exercised (in the case of an Option) or vested and settled by the Company in accordance with the terms of this Plan (in the case of an Award other than an Option), may be exercised by the Participant (in the case of an Option) or vest and be settled by the Company in accordance with the terms of this Plan, (in the case of an Award other than an Option) without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised or unsettled portion of the Award shall lapse and be cancelled.

Subsections (a) through (e) of this Section 22.2 may be utilized independently of, successively with, or in combination with each other and Section 22.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Awards in any other manner upon terms no less favourable to the Participant.  All determinations by the Compensation Committee under this Section 22 will be final, binding and conclusive for all purposes.

22.3        Control Change – Exercise to Participate in Transaction.  On the occurrence of a Control Change, notwithstanding Section 22.2, a Participant may exercise an Option or settle an Award, other than an Option, if applicable, as to any of the Common Shares in respect of which the Option has vested and not been exercised or the Award has vested and not been settled, and

(a)	If a Take-over Bid made by any Person for the voting securities of the Company would, if successful, result in a Control Change, then:

(i)	the Company will promptly notify the Participant of the take-over bid and the rights of the Participant under this Section;

(ii)
the Participant may exercise an Option as to any of the Common Shares in respect of which the Option has vested and not been exercised or settle an Award (other than an Option), if applicable, as to any of the Common Shares in respect of which the Award has vested and not been settled, during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date; and

(iii)	exercise of any such Option or settlement of such Award (other than an Option), if applicable, shall only be for the purpose of depositing the Common Shares pursuant to the take-over bid;

(b)
in any other case, only for the purpose of participating in such transaction provided that the Compensation Committee may take such steps and require such documentation from the Participant which in its opinion are necessary to ensure that such Common Shares that are issued upon the exercise of the Option or settlement of such Award (other than an Option), if applicable, are purchased only for the purpose of participating in such transaction.

If such Control Change does not occur then the Participant shall promptly return the Common Shares (or the portion that are not exercised and paid for or that are not settled and paid for) to the Company for cancellation, the Option respecting such Common Shares shall be deemed not to have been exercised and the Award respecting such Common Shares shall be deemed not to have been settled, and the Common Shares shall be deemed not to have been issued. With respect to Options, the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

22.4        Cancellation Following Capital Stock Transaction.  The Compensation Committee may, in its discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards notwithstanding any restrictions which may be specified in the Award Agreement, in cash, the value of such Awards based upon the price per share of capital stock received or to be received by other shareholders of the Company in such event, provided that if and to the extent required by U.S. Internal Revenue Code Section 409A and applicable guidance thereunder, this sentence shall not apply to any Award that is subject to U.S. internal Revenue Code Section 409A if the cancellation would result in a violation of Section 409A.

22.5        No Limitation.  The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

22.6        No Fractional Shares.  No adjustment or substitution provided for in this Section 22 will require the Company to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

23.0	GENERAL

23.1        No Rights as Shareholder.  Nothing herein or otherwise shall be construed to confer on any Participant any rights as a shareholder of the Company or Affiliate with respect to any Common Shares reserved for the purpose of any Award.

23.2        No Effect on Employment.  Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates or affect in any way the right of the Company or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or its Affiliates.  Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

23.3          Financial Assistance.  No financial assistance shall be given to any Participant with respect to any Award granted hereunder.

23.4          Directors’ Discretion.  Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board of Directors in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including with respect to other compensation arrangements.

23.5          Applicable Law.  The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia, the laws of Canada, and other laws applicable therein.

23.6          Interpretation.  References herein to any gender include all genders and to the plural includes the singular and vice versa.  The division of this Plan into Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

23.7            Compliance with Code Section 409A.  Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code (“Section 409A”), except as otherwise determined in the discretion of the Compensation Committee, and will be construed and interpreted in accordance with such intent.  To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.